EXHIBIT 99.1

Colliers International Expands and Extends Revolving Credit Facility

Provides incremental capacity for growth over the next five years with enhanced terms

TORONTO, April 19, 2018 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIGI) ("Colliers") announced today that it has expanded and extended its unsecured multi-currency revolving credit facility (the “Facility”) with a new 5-year term maturing in April 2023. The Facility provides increased capacity for growth, building on Colliers’ already strong investment grade balance sheet. Borrowing capacity has been expanded to US$1.0 billion and pricing reduced by 25 basis points across the leverage grid. The amount, maturity, and attractive terms of the Facility reflects Colliers’ long-term track record of performance, increasing scale, geographic and service line diversification, as well as the high degree of inside ownership.

TD Securities acted as Lead Arranger for the financing. The Toronto-Dominion Bank acted as Administration Agent. HSBC Bank and Bank of Montreal acted as Syndication Agents while JP Morgan Chase Bank, U.S. Bank, and Mizuho Bank acted as Documentation Agents. Additional bank participants include The Bank of Nova Scotia, Bank of America, Canadian Imperial Bank of Commerce, National Bank of Canada, Royal Bank of Canada and Wells Fargo Bank. Torys LLP acted as legal counsel to Colliers in connection with this financing.

“We are pleased to have completed this important next step, which expands our financial capacity and provides flexibility to fund operations and growth at reduced borrowing rates,” said Christian Mayer, Vice President, Finance & Treasurer.

“The ongoing support of our bank group has always been a key component of our capital structure,” said John B. Friedrichsen, Chief Financial Officer. “We appreciate the long-standing confidence of our existing banks and welcome new participant Mizuho Bank, with whom we look forward to a long and mutually beneficial relationship, particularly in Japan & Asia, where we have growing opportunities for collaboration.”

“We are more excited than ever about the multitude of growth opportunities available to Colliers in the future as we continue to execute on our Enterprise 2020 growth plan. Having already completed five strategic acquisitions to date in 2018, deploying over US$100 million, this financing lays a solid foundation for the next five years and is a tremendous vote of confidence in our business, management team, and growth strategy,” said Jay S. Hennick, Chairman & Chief Executive Officer.

About Colliers International Group Inc.

Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIGI) is an industry-leading real estate services company with a global brand operating in 69 countries and a workforce of more than 12,000 skilled professionals serving clients in the world’s most important markets. Colliers is the fastest-growing publicly listed global real estate services company, with 2017 corporate revenues of $2.3 billion ($2.7 billion including affiliates). With an enterprising culture and significant employee ownership and control, Colliers professionals provide a full range of services to real estate occupiers, owners and investors worldwide. Services include strategic advice and execution for property sales, leasing and finance; global corporate solutions; property, facility and project management; workplace solutions; appraisal, valuation and tax consulting; customized research; and thought leadership consulting.

Colliers professionals think differently, share great ideas and offer thoughtful and innovative advice that help clients accelerate their success. Colliers has been ranked among the top 100 global outsourcing firms by the International Association of Outsourcing Professionals for 13 consecutive years, more than any other real estate services firm. Colliers has also been ranked the number one property manager in the world by Commercial Property Executive for two years in a row.

For the latest news from Colliers, visit Colliers.com or follow us on Twitter: @Colliers and LinkedIn.

Forward-Looking Statements

Certain information included in this news release is forward-looking, within the meaning of applicable securities laws. Much of this information can be identified by words such as “believe”, “expects”, “expected”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar expressions suggesting future outcomes or events. Colliers believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking statements are based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those anticipated. These risks include, but are not limited to, risks associated with: (i) general economic and business conditions, which will, among other things, impact demand for Colliers’ services and the cost of providing services; (ii) the ability of Colliers to implement its business strategy, including Colliers’ ability to identify and acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) such factors as are identified in the Annual Information Form of Colliers for the year ended December 31, 2017 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this news release are made as of the date hereof and are subject to change. All forward-looking statements in this news release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

COLLIERS CONTACT:

John B. Friedrichsen
Chief Financial Officer | Global
(416) 960-9500